Exhibit 99.4

Consent

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I, David Bywater, hereby consent to being named in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Sunrun Inc. (“Sunrun”) (including any amendments to such Registration Statement) in connection with the Agreement and Plan of Merger, dated as of July 6, 2020, by and among Sunrun, Viking Merger Sub, Inc. and Vivint Solar, Inc. (as it may be amended from time to time, the “Merger Agreement”), as a person who will become a director of Sunrun following the Merger (as defined in the Merger Agreement), and to the filing of this consent as an exhibit to such Registration Statement (including any amendments thereto).

/s/ David Bywater
David Bywater

Dated: August 14, 2020